Schedule TO-C

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SAVVIS, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 per share	805423308
(Title of Classes of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Eugene V. DeFelice, Esq.

Senior Vice President and General Counsel

SAVVIS, Inc.

1 SAVVIS Parkway

Town & Country, Missouri 63017

(314) 628-7000

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of Filing Persons)

Copies To:

Christine M. Pallares, Esq.

Hogan & Hartson LLP

875 Third Avenue

New York, NY 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On April 1, 2009, SAVVIS, Inc. (the “Company”) filed a Notice of Annual Meeting of Stockholders and Definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 19, 2009 (the “Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve an amendment to the Company’s Amended and Restated 2003 Incentive Compensation Plan (the “2003 Plan”), to permit a one-time voluntary stock option exchange program (the “Exchange Program”).

In connection with the Exchange Program, the Company is filing herewith (i) the Proxy Statement; (ii) a communication sent by the Company to its employees on April 1, 2009 regarding the Exchange Program (the “Employee Communication”); and (iii) frequently asked questions sent to the Company’s employees on April 1, 2009 regarding the proposed Exchange Program (“Employee FAQs”).

The Proxy Statement, Employee Communication and Employee FAQs do not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Exchange Program will only be commenced, if at all, if stockholders approve the amendment to the 2003 Plan to permit the Exchange Program.

The Exchange Program described in the Proxy Statement, Employee Communication and Employee FAQs has not commenced. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Exchange Program. Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, option holders may obtain a copy of these documents, free of charge, when available, at a Fidelity-hosted website which the Company will launch to assist with the Exchange Program.

Item 12.	Exhibits.

Exhibit No.	Document
99.1	Notice of Annual Meeting of Stockholders and Proxy Statement for the 2009 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 1, 2009)

99.2	Communication to Employees sent April 1, 2009

99.3	Employee Frequently Asked Questions sent April 1, 2009

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